

08032085

SECURI. .ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____12/01/2006_____ AND ENDING_____11/30/2007_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSM Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1655 Palm Beach Lakes Blvd., # 808

(No. and Street)

West Palm Beach	Florida	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Brown   (404) 303-8840

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horkey & Associates, P.A.

(Name – if individual, state last, first, middle name)

7770 West Oakland Park Blvd., # 470	Sunrise	Florida	33351-6779
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 14 2008

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Nlyukt Bhasin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __NSM Securities, Inc._____, as of __November 30_____, 20 __07_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NSM SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

FOR THE YEAR ENDED
NOVEMBER 30, 2007



orkey &
Associates, P.A.
Certified Public Accountants

TABLE OF CONTENTS

Page



Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT

January 17, 2008

Board of Directors and Stockholders
NSM Securities, Inc.
Ft. Lauderdale, Florida

We have audited the accompanying statements of financial position of NSM Securities, Inc. (the Company) as of November 30, 2007 and the related statements of operations and retained earnings, cash flows and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSM Securities, Inc. as of November 30, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12, 13 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey & Associates, P.A.

Certified Public Accountants
Fort Lauderdale, Florida



NSM SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF NOVEMBER 30, 2007

Assets

CURRENT ASSETS		
Cash	$	62,531
Accounts Receivable		157,260
Other Receivables		2,000
Prepaid Expenses		5,129
Total Current Assets		226,920
PROPERTY AND EQUIPMENT		
Furniture and Fixtrues		6,263
Less: Accumulated Depreciation		(578)
Net Property and Equipment		5,685
OTHER ASSETS		
Deposits Paid		12,500
Total Other Assets		12,500
TOTAL ASSETS	$	245,105

Liabilities and Stockholders' Equity

CURRENT LIABILITIES		
Accounts Payable	$	19,054
Accrued Liabilities		91,185
Total Current Liabilities		110,239
LONG-TERM LIABILITIES		
Total Liabilities		110,239
STOCKHOLDERS' EQUITY		
Capital Stock		100
Additional Paid in Capital		214,400
Retained Earnings		(79,634)
Total Stockholders' Equity		134,866
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	245,105

The accompanying notes are an integral part of these financial statements

NSM SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
YEAR ENDED NOVEMBER 30, 2007

Revenue

Commissions - Agency	$ 1,876,818
Commissions - Riskless Principal	162,493
Commissions - Revenue Sharing	42,052
Total Revenue	2,081,363

Operating Expenses

Advertising	1,948
Advertising - Recruiting	3,393
Automobile	375
Bank Charges	267
Books	1,049
Computer Expense	206
Commissions - Brokers	1,367,344
Clearing Fees	88,981
Consultation Fees	20,186
Contract Labor	13,560
Depreciation	296
Dues & Subscriptions	342
Insurance - General	359
Insurance - Fidelity Bond	462
Internet - Website	1,044
Janitorial Service	99
Legal	41,671
Marketing - Leads	1,350
Meals	1,033
Miscellaneous	1,720
Office Supplies	5,598
Payroll Taxes	8,938
Postage & Shipping	2,179
Professional Fees	6,174
Property Taxes	1,529
Rent	64,110
Regulatory Exchange Fees	1,000
Regulatory Licenses Fees	40,373
Repairs	2,884
Salaries & Wages - Office	103,643
Salaries - Officers	235,000
Telephone	10,263
Telephone - Long Distance	7,951
Travel	110
Entertainment - Stockholder	264
Utilities	1,443
Total Operating Expenses	2,037,144
Operating Income (Loss)	44,219

NSM SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
YEAR ENDED NOVEMBER 30, 2007

Other Income (Expense)	
Interest Income	2,003
Miscellaneous Income	35,000
Total Other Income (Expense)	37,003
Net Income (Loss)	81,222
Retained Earnings - Beginning of the Year	(160,856)
Retained Earnings - End of the Year	$ (79,634)

NSM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30. 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	81,222
Adjustments to reconcile Net Income		
(Loss) to net Cash provided by		
(used in) operating activities:		
Depreciation and Amortization		296
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(137,718)
Other		(7,130)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		15,060
Accrued Liabilities		73,937
Total Adjustments		(55,556)
Net Cash Provided By (Used in) Operating Activities		25,666
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(3,606)
Payments Made for Other Assets		(12,500)
Net Cash Provided By (Used In) Investing Activities		(16,106)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided By (Used In) Financing Activities		-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		9,561
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD		52,970
CASH AND CASH EQUIVALENTS - END OF PERIOD	$	62,531

NSM SECURITIES. INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2007

| | Capital Stock Issued Common | | Retained | Additional Paid in | |
	No. of Shares	Amount	Earnings	Capital	Total
Balance November 30, 2005	100	$ 100	$ (100,550)	$ 136,900	$ 36,450
For Year Ending November 30, 2006					
Net Income (Loss)	-	-	(60,306)	-	(60,306)
Additional Paid in Capital	-	-	-	77,500	77,500
Balance November 30, 2006	100	$ 100	$ (160,856)	$ 214,400	$ 53,644
For Year Ending November 30, 2007					
Net Income (Loss)	-	-	81,222	-	81,222
Balance November 30, 2007	100	$ 100	$ (79,634)	$ 214,400	$ 134,866

The accompanying notes are an integral part of these financial statements

A.   **Summary of Significant Accounting Policies**

Business and Organization - NSM Securities, Inc. (the Company), a Florida Corporation, is a securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company was incorporated in December, 2003 but did not commence operations until August, 2005.

The Company manages its customer security accounts through a clearing broker-dealer on a fully disclosed basis, receiving a brokerage fee. The clearing broker-dealer provides clearing services, handles the customer funds, holds securities, and remits confirmations and statements to the customers. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and Expenses - The Company recognizes commission revenue and expenses at settlement date for security trades and accrues the revenue and related expenses monthly. Revenues and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction. Revenue from investment banking and consulting is recognized when earned.

Income Taxes -- Income taxes have not been presented in these financial statements due to the losses incurred since inception. Once the Company becomes profitable, Income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes will represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from November 30, 2007.

NSM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED NOVEMBER 30, 2007

B.   Restrictions on Cash

The Company has a deposit of $25,000 with its clearing broker. This deposit is restricted under the agreement with the clearing broker and is also used to maintain the Company's minimum net capital requirements.

C.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2007, the Company had net capital of:

Net Capital Ratio		100.63%
Net Capital (Deficiency)	$	109,552
Minimum Net Capital Required		7,349
Excess Net Capital	$	102,203

D.   Stockholders' Equity

The Company is authorized to issue 200 shares of voting common stock 100 have been issued. A summary of stockholders' equity at November 30, 2007 is shown in the statements of stockholders' equity as part of these financial statements.

E.   Contingencies

The Company is currently involved in litigation regarding several matters resulting from the normal course of business. Management with the help of legal counsel intends to vigorously pursue or defend each specific matter.

One matter that has been given substantive attention by legal counsel on behalf of the Company has been scheduled for hearing in April and June of 2008. It is the opinion of management and its legal counsel that the defenses asserted by the Company have substantial merit. However, the loss, if any, from the outcome of this matter is indeterminable as of the date of this report.

SUPPLEMENTARY INFORMATION

NSM SECURITIES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS
NOVEMBER 30, 2007

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$	134,866
Non-allowable Deductions and/or Charges		
Prepaid Expenses		(5,129)
Petty Cash and Employee Advances		(2,000)
Deposits Paid on Equipment		(12,500)
Fixed Assets (Net)		(5,685)
Net Capital	$	109,552

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)		
a. Minimum Net Capital Required		
(6 2/3% of Aggregate Indebtedness)	$	7,349
b. Minimum Dollar Amount of Net Capital Required	$	5,000
Excess (Deficient) Net Capital	$	102,203

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$	110,239
Ratio of Aggregate Indebtedness to Net Capital		100.63%

NSM SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
AND EXEMPTIVE PROVISION UNDER RULE 15c3-3
NOVEMBER 30, 2007

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

As a result of various audit adjustments, differences arose between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of November 30, 2007.

Net Capital Reported on Part IIA of Form X-17A-5	$	51,342
Net Audit Adjustments		58,210
Net Capital After Audit Adjustments	$	109,552

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.



Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

January 17, 2008

Board of Directors and Stockholders
NSM Securities, Inc.
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental information of NSM Securities, Inc. (the Company) for the year ended November 30, 2007, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

America Counts on CPAs

12

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Hockey & Associates, P.A.

Certified Public Accountants
Fort Lauderdale, Florida

NSM SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED NOVEMBER 30, 2007

Liabilities Subordinated $ -

No liabilities were subordinated to general creditors in 2006.

END

